December 2, 2022

Isabel Rivera/James Lopez

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	WANG & LEE GROUP, Inc.
Amendment No. 5 to Registration Statement on Form F-1
Filed November 7, 2022
File No. 333-265730

Dear Ms. Rivera and Messrs Lopez, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 25, 2022. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 5 to Registration Statement on Form F-1 filed November 7, 2022 General

1. Throughout your prospectus, please update all information to a more recent date than December 31, 2021.

Response:

Responsive to the Staff’s comment, we have updated the following information in the prospectus to a more recent date than December 31, 2021:

-	Selected Financial Data on page 18;
-	Exchange Rate Information on page 48;
-	The number of registered specialist contractors on page 66;
-	Our Services on pages 69-71;
-	Non-payment of any liquidated damages to customers on page 73;
-	Customers on page 76;
-	Suppliers on page 77;
-	Leases on page 81;
-	Related Party Transactions on page 100;

2.We note your cover page disclosure that you “have not yet been approved for listing on the Nasdaq Capital Market . . .” Please reconcile this disclosure with your disclosure on page 115 that you “have applied for and gotten a listing approval letter to list the ordinary shares on Nasdaq . . .” In addition, please include disclosure on the cover page to disclose that Nasdaq listing is a condition to your offering, as indicated on page 126 of your registration statement.

Response:

We have corrected the inconsistency on page 115 of the Revised Registration Statement to mirror the disclosure on the cover page that the Company has not been approved for listing on the Nasdaq Capital Market. Additionally, we have added disclosure on the cover page to disclose that Nasdaq listing is a condition of the Company’s offering.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW